Exhibit 99.5

Form of Rule 10b5-1 Purchase Plan

This Rule 10b5-1 Purchase Plan is entered into on _____ (this "Purchase Plan") between Mitsui Sumitomo Insurance Company, Limited, a *kabushiki kaisha* ("share company") organized under the laws of Japan ("Purchaser") and Jefferies LLC ("Broker"), acting as agent for Purchaser.

Recitals

A.   This Purchase Plan is entered into between Purchaser and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

B.   Purchaser is establishing this Purchase Plan in order to acquire shares of common stock, par value $0.20 per share (the "Stock"), of W. R. Berkley Corporation (the "Issuer").

Article I
Purchaser's Representations, Warranties and Covenants

Purchaser represents, warrants and covenants to Broker as follows:

1.1.   As of the date hereof, (i) Purchaser is not aware of any material nonpublic information concerning the Issuer or its securities and (ii) Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act ("Rule 10b-5"). Purchaser agrees to act in good faith with respect to this Purchase Plan at all times while this Purchase Plan is in effect.

1.2.   Purchaser agrees that Purchaser shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Plan at any time while this Purchase Plan is in effect. Any notice given to Broker pursuant to this Purchase Plan shall be given in accordance with Section 5.3.

1.3.   Purchaser agrees to notify Broker's compliance office as set forth in Section 5.3 below as soon as practicable if Purchaser becomes aware of the occurrence of any legal, contractual or regulatory restriction that is applicable to Purchaser or Purchaser's affiliates, including, without limitation, any restriction related to a merger or acquisition of the Issuer or a stock offering by the Issuer, and that would prohibit any purchase pursuant to the Purchase Plan (other than any such restriction relating to Purchaser's possession or alleged possession of material nonpublic information about the Issuer or its securities). Such notice shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to the relevant entity and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Broker.

1.4.   The execution and delivery of this Purchase Plan by Purchaser and the transactions contemplated by this Purchase Plan has been duly authorized by Purchaser and will not contravene any provision of applicable law or any agreement or other instrument binding on Purchaser or any of Purchaser's affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Purchaser or Purchaser's affiliates.

1.5.   Purchaser has consulted with Purchaser's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Broker or any person affiliated with Broker with respect to such legal, tax, business, financial and related aspects in connection with, Purchaser's adoption and implementation of this Purchase Plan. Purchaser acknowledges that some states may have their own laws that relate to insider trading, and that Broker has made no representation with respect to whether this Purchase Plan or the transactions contemplated hereby conform to the laws of any particular state or qualify for the affirmative defense provided by Rule 10b5-1. Purchaser acknowledges that Broker is not acting as a fiduciary of or an advisor to Purchaser.

1.6   (a)   As of the date hereof, Purchaser has no other outstanding contract, instruction or plan that is intended to qualify for the affirmative defense under Rule 10b5-1(c)(1) for purchases or sales of the Issuer's securities, including the Stock, on the open market or otherwise (a "Rule 10b5-1 Plan"), other than that certain Contingent Purchase Agreement made as of July 21, 2025, between Jefferies Financial Services, Inc. and Purchaser (the "CPA"). Purchaser agrees to notify Broker if the CPA is cancelled or modified prior to the Plan Start Date, and that any such cancellation or modification may cause a termination of this Purchase Plan pursuant to Section 3.1.

(b)   Purchaser agrees, until this Purchase Plan has been terminated, that Purchaser shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock, or (iii) adopt a Rule 10b5-1 Plan other than this Purchase Plan; *provided* that Purchaser may, after termination of the CPA, adopt one or more additional Rule 10b5-1 Plans with Broker under which trades will not commence until all trades under this Purchase Plan are completed or expired.

1.7.   (a)   Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

(b)   Purchaser agrees that Purchaser shall at all times during the Plan Purchase Period (as defined in Exhibit A), in connection with the performance of this Purchase Plan, comply in all material respects with all applicable laws, including, without limitation, any applicable securities laws.

1.8.   Purchaser acknowledges and agrees that Purchaser does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of Stock pursuant to this Purchase Plan.

1.9.   While this Purchase Plan is in effect, Purchaser agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Purchase Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) without the prior written consent of Broker and agrees not to alter or deviate from the terms of this Purchase Plan except pursuant to Section 3.1.

Article II
Implementation of the Purchase Plan

2.1.   Purchaser hereby appoints Broker as its agent to purchase shares of Stock as described on Exhibit A of this Purchase Plan ("Plan Parameters"). Subject to such terms and conditions, Broker hereby accepts such appointment.

2.2.   Broker is authorized to begin purchasing Stock pursuant to this Purchase Plan beginning on the Plan Start Date (as defined in Exhibit A).

2.3.   (a)   During the Plan Purchase Period, Broker shall purchase the Stock using commercially reasonable means in accordance with Exhibit A at such times, at such prices and in such quantities as Broker determines to be appropriate in accordance with the terms of this Purchase Plan.

(b)   Broker shall purchase shares of Stock under ordinary principles of best execution taking into account the then-prevailing market price.

(c)   Broker shall, within one business day after each day on which a purchase of Stock is made, provide the individuals identified in Section 5.3 below with the amount of shares of Stock purchased and the purchase prices of each such purchase.

(d)   Broker may, in its discretion, adjust the terms of this Purchase Plan in a commercially reasonable manner to take into account (x) any stock split, reverse stock split or stock dividend with respect to the Stock, (y) any change in capitalization or other corporate event with respect to the Issuer or the occurrence of any suspension as the result of an event described in Section 2.4, or (z) any material change in the liquidity of the Stock; in each case, that occurs during the term of this Purchase Plan and as determined by Broker in good faith.

2.4.   Broker may elect to suspend purchases of the Stock hereunder at any time when:

(i)   Broker, in its sole discretion, has determined that a market disruption, banking moratorium, trading suspension, outbreak or escalation of hostilities or other crisis or calamity has occurred that, in Broker's good faith and reasonable judgment, makes it impracticable for Broker to effect purchases of the Stock;

(ii)   Broker, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Purchaser or Purchaser's affiliates;

(iii)   Broker, in its sole discretion, has determined that to do so would materially impact the trading price for the Stock;

(iv)   Broker has received notice from the Purchaser of the occurrence of any event contemplated by Section 1.3 above; or

(v)   Broker has received notice from Purchaser to terminate the Purchase Plan in accordance with Section 3.1 below.

Following a suspension under this Section 2.4, Broker shall resume purchases in accordance with this Purchase Plan as promptly as practicable after Broker determines, in its sole discretion, that purchases may be resumed, it being understood that Broker may adjust this Purchase Plan in a commercially reasonable manner to take into account the effect of such suspension as provided in Section 2.3(d).

2.5.   Unless otherwise agreed by the parties, Purchaser will pay for the Stock purchased under this Purchase Plan on the normal settlement date for such purchased Stock. Purchaser agrees, on each such settlement date, to deliver cash required to fund purchases pursuant to this Purchase Plan into an account at Broker in the name of and for the benefit of Purchaser prior to the settlement of shares of Stock purchased under this Purchase Plan. For the avoidance of doubt, Purchaser shall not be required to make any cash payment to Broker prior to the relevant settlement date for the shares of Stock to be purchased by Broker pursuant to this Purchase Plan. Purchased Stock will be held in a securities account of Purchaser at Broker or delivered by Broker in accordance with instructions to be furnished by Purchaser.

2.6.   Broker may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Purchaser agrees that if Broker is a market maker in the Stock at the time that any purchase is to be made under this Purchase Plan, Broker may, at its sole discretion, sell Stock to Purchaser in its capacity as market maker.

Article III
Termination; Amendment of Purchase Plan

3.1.   This Purchase Plan shall terminate upon the earliest to occur of the following:

(i)   the completion of the purchase of Stock pursuant to this Purchase Plan on the Plan Completion Date;

(ii)   Purchaser's or Broker's reasonable determination that (A) this Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws, (B) Purchaser has not complied with the terms of this Purchase Plan, the CPA, Rule 10b5-1 or other applicable securities laws, (C) an Event of Default or Termination Event is occurring under the CPA or (D) Purchaser has made misstatements in its representations or warranties in Section 1 above;

(iii)   the date on which Broker receives notice (A) of the dissolution of the Issuer, (B) that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer, as a result of which the Stock is to be exchanged or converted into shares of another company, or (C) of the commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency; or

(iv)   two days following the date that (A) Broker provides notice of termination to Purchaser as set forth in Section 5.3 below or (B) Purchaser provides notice of termination to Broker as set forth in Section 5.3 below.

Any obligation of Purchaser to pay any amount owing to Broker hereunder shall survive termination of this Purchase Plan.

3.2.   This Purchase Plan may be amended by Purchaser only (i) to the extent that such amendment does not change the amount, price or timing of the purchase or sale of the Stock and (ii) upon the written consent of Broker and receipt by Broker of a certificate signed by Purchaser certifying that the representations and warranties of Purchaser contained in this Purchase Plan are true at and as of the date of such certificate as if made at and as of such date, dated as of the date of such amendment.

Article IV
Indemnification; Limitation of Liability

4.1.   Purchaser agrees to indemnify and hold harmless Broker and its directors, officers, employees, agents and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim): (i) arising out of or attributable to actions taken or not taken by any of them under this Purchase Plan, excluding any claims, losses, damages or liabilities resulting from Broker's gross negligence or willful misconduct, (ii) arising out of or attributable to any material breach by Purchaser of this Purchase Plan (including Purchaser's representations and warranties) or (iii) arising out

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of any violation by Purchaser of applicable laws or regulations in connection with this Purchase Plan. This indemnification will survive termination of this Purchase Plan.

4.2. Notwithstanding any other provision of this Purchase Plan, neither Broker nor any of its directors, officers, employees, agents or affiliates shall be liable to Purchaser or its affiliates: (i) as a result of actions taken or not taken by any of them under this Purchase Plan, except in the case of a liability resulting from Broker's gross negligence or willful misconduct; (ii) for special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, including without limitation lost profits or lost savings, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, except in the case of liability resulting from Broker's gross negligence or willful misconduct; or (iii) for any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond Broker's reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God."

Article V
General

5.1. Purchaser and Broker acknowledge and agree that this Purchase Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

5.2. This Purchase Plan constitutes the entire agreement between the parties with respect to this Purchase Plan and supersedes any prior agreements or understandings with regard to the Purchase Plan. If requested, Purchaser shall execute a standard form account agreement with Broker, but in the event of conflict between any provision of such standard form account agreement and this Purchase Plan, the provisions of this Purchase Plan shall control.

5.3. (a) All notices to Broker under this Purchase Plan shall be given to each of the following:

_____.

(b) All notices to Purchaser under this Purchase Plan shall be given to Purchaser in the manner specified by this Purchase Plan to:

Mitsui Sumitomo Insurance Company, Limited
9, Kanda-Surugadai 3-Chome, Chiyoda-ku
Tokyo, 101-8011, Japan
Attn: _____
Email: _____
Tel: _____

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, NY 10001
Attn: _____
Email: _____

Tel: _____

(c)   All reports of purchases by Broker shall be given to each of:

_____

with a copy to:

_____.

(d)   All such notices and communications may be directed to such other or additional persons or such other addresses for any party or person as may be specified by like notice.

5.4.   This Purchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.5.   If any provision of this Purchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Purchase Plan will continue and remain in full force and effect.

5.6.   This Purchase Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto.

5.7.   In any action that arises from this Purchase Plan, each party agrees that (i) service of process may be made by certified mail and waive any objection to such service; (ii) the courts of the United States sitting in the State of New York and of the State of New York sitting in the Borough of Manhattan in New York City shall have exclusive jurisdiction and waive any objection to such jurisdiction; (iii) it waives any objection which it may have at any time to the laying of venue of any suit, action or proceedings ("Proceedings") in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

5.8.   EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS PURCHASE PLAN OR THE ACTIONS OF EITHER PARTY OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5.9.   Purchaser may not assign Purchaser's rights or obligations under this Purchase Plan without the written permission of Broker and any such assignment without such permission shall be void.

[Remainder of Page Intentionally Left Blank – Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.


MITSUI SUMITOMO INSURANCE
COMPANY, LIMITED

By:_____
Name:
Title:

JEFFERIES LLC

By:_____
Name:
Title:


EXHIBIT A

PLAN PARAMETERS